January 31, 2007

«MRMS» «FULLNAME»
«AADDRESS1»
«AADDRESS2»
«AADDRESS3»
«ACITY», «ASTATE»   «AZIP»

Dear «SALUTATION»:

The investment year of 2006 was an excellent one for all of our clients here at Fiduciary Management.   Our composite return for our Small Cap asset base of approximately $2 billion was 18.34%, while our now $700 million in Large Cap assets experienced a total return of 17.37%.   This compares to the benchmark return for Small Cap, the Russell 2000 Index, of 18.37%; and for Large Cap, the Standard & Poor’s 500, of 15.79%.   More importantly, 2006 builds upon the strong long-term investment returns we have experienced in both of our investment products.   Our long-term record for our Small Cap portfolio is as follows:

Fiduciary Management, Inc. - Small Cap Equity Composite            Annualized Returns - As of December 31, 2006

______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

	1 Year	3 Years	5 Years	10 Years	Since Inception
Fiduciary Small Cap Equity	18.34%	16.63%	13.95%	13.22%	16.10%
Russell 2000 Index	18.37%	13.56%	11.39%	9.44%	12.36%

Inception:   01/01/1980

Our Large Cap equity composite numbers are as follows:

Fiduciary Management, Inc. - Large Cap Equity Composite            Annualized Returns - As of December 31, 2006

______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

	1 Year	3 Years	5 Years	Since Inception
Fiduciary Large Cap Equity	17.37%	15.38%	12.32%	13.64%
Standard & Poor’s 500 Index	15.79%	10.44%	6.19%	2.94%

Inception:   12/31/2000

Additionally, I have enclosed our Investment Strategy Outlook letters for both our Small Cap and Large Cap portfolios.   As I have imparted in past communications, it continues to be a challenging environment for value-based investors like Fiduciary Management; however, I believe our long-term record speaks to our ability to provide very satisfactory rates of return for our clients, in both our large and small cap portfolios over extended periods of time.

Anecdotally, as of 12/31/06 Morningstar continues to give the FMI Common Stock Fund an overall rating of four stars -- which is to say that we have been in the top third of investment performance among 117 funds in its Mid Cap Blend category over 10 years.   Our FMI Large Cap Fund continues to maintain its Five-Star ranking, placing it in the top 5% among 1,238 funds within the Large Cap Blend category for the past five years.

We are justifiably proud of the long-term track record that we have compiled in both of our portfolios, and if the opportunity presents itself, we would greatly welcome the chance to present to you, in detail, the investment philosophy and methodology we employ here at Fiduciary Management, in the investment of our clients’ assets.   Thank you for your continued interest in Fiduciary Management; I look forward to chatting with you regarding the enclosed material at your convenience.

Sincerely,

/s/ Ted D. Kellner

Ted D. Kellner, CFA

Chairman and

Chief Executive Officer

pmh

Enclosures

Disclosure Footnotes

FMI Funds

The average annual total returns of the FMI Common Stock Fund for the 1 year, 5 year and 10 year periods ended December 31, 2006 were:   17.14%, 12.24%, and 12.64%, respectively.

On April 15, 2004, the FMI Common Stock Fund closed to most new investors.

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 year, and inception (12/31/01) periods ended December 31, 2006 were: 16.68%, 10.84%, and 10.84%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.   Performance data quoted represents past performance; past performance does not guarantee future results.   The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.   Current performance of the Fund may be lower or higher than the performance quoted.   Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus.   Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money.   The prospectus contains this and more information about the FMI Large Cap Fund.   Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets.   Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients.   The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles.   For more information on Morningstar visit www.morningstar.com or call (312) 384–4000.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

INVESTMENT STRATEGY OUTLOOK – SMALL CAP EQUITY
Quarter Ended December 31, 2006

2006 was a year of surprisingly good investment returns.   Small Cap client accounts were up approximately 17%, roughly in line with the benchmark Russell 2000.   Retail, Process Industries and Commercial Services drove sector performance, while Distribution, Finance and Technology Services lagged.   We had six companies targeted or acquired during the year, which significantly aided the portfolio’s performance.   With approximately $3.7 trillion of merger and acquisition activity worldwide in 2006   -- up 38% from 2005 according to Thomson Financial -- and no sign of slowing as 2007 embarks, valuations appear to be stretched.   We may trail the benchmark for the near term if these speculative juices flow more freely. Higher multiple sectors and financial stocks tend to perform better when caution takes a breather, and the benchmark Russell 2000 is more heavily weighted in these areas.   We have learned over the years, however, that the environment can change quickly. We believe the portfolio is positioned in a prudent manner.   One year ago, we ended our letter with the following phrase that bears repeating here:   [we] plan for tough times and hope for good times.

Below we have made some brief comments on the big picture before commenting on investment challenges and the market.

Economy

The economy is certainly slowing from the strong pace of the past five years.   Gross Domestic Product (GDP) growth slowed to 2% in the third quarter of 2006 and the closely-watched Institute for Supply Management (ISM) Index slipped below 50 in November, indicating a contracting manufacturing sector.   Additional interim data seemed to suggest further slowing in the fourth quarter, although the signs are mixed, as usual.   Anecdotally, a large number of companies from a variety of cyclical areas have recently flagged reduced business activity, including Rockwell, Illinois Tool Works, Black & Decker, Caterpillar, Home Depot, Jabil Circuits, FedEx and others.   Most housing markets are seeing significant weakness on a year-over-year basis and automobile production in 2007 appears to be facing its first sub 16 million-unit build since 1998.   At this point, many pundits are saying the current slowdown is a “mid-cycle correction,” yet most economists still have 3% plus real GDP predicted for 2007.

Unemployment remains low, despite the noticeable angst by commentators and the average American, at least if polls are to be believed.   After a fairly long period of relative stagnation, real wages have been growing.   So far, wage growth has not been parlayed into higher inflation.   As we have discussed several times in past letters, international labor arbitrage is likely to keep a lid on U.S. wages for some time.   The Fed’s preferred inflation gauge, the price index for personal consumption expenditure excluding food and energy, shows a 2.2% gain for November on a year-over-year basis, down from 2.4% in October.   While this is still above the 1-2% range the Fed earmarks, it is headed in the right direction.   The Producer Price Index (PPI) has been a lot more volatile, but given the enormous capacity being added in a number of commodities, we do not anticipate continued high raw material prices extending much beyond 2007.   Energy inventories remain very high (see Chart 1) and are not congruent with $60 oil.

Through the end of 2006, consumer spending was a lot healthier than we would have predicted.   Fourth quarter spending looks to be up nearly 4%, according to preliminary Commerce Department figures.   Somebody long ago said never to underestimate the U.S. consumer… at least, not yet!   Still, with a negative savings rate, housing prices flat to down nationwide and home equity cash-outs falling dramatically, we do not see a big push coming from the consumer in 2007.

The 10-Year U.S. Treasury Bond yielded 4.7% at the end of 2006, up modestly (30 basis points) from the beginning of the year.   Viewed over an 80-year time horizon, 4.7% is just slightly higher than the median of 4.25%.   Over the past 50 years, however, 4.7% can be viewed as pretty low compared to the median of 6.34%.   Many interest rate observers are more concerned with the shape of the yield curve (see Chart 2).   Today, we note that short end rates are higher than those further out on the curve, thus we have the so-called inverted yield curve.   The short end of the curve was up over 90 basis points in 2006.   Historically, an inversion of the yield curve has often been a precursor to recession.

We have no idea whether a recession is in store for 2007, although its appearance would come as no surprise.   As you know, our portfolios have been positioned fairly defensively over the past year or two.   This is primarily a function of bottom-up value analysis rather than a top-down call on the economy.   As investors start to increase their worries about the economy, we anticipate seeing better values in the economically sensitive stocks.   These stocks today are quite expensive by historical standards, and many defensive stocks have also performed remarkably well, leaving the landscape pretty well picked over as we enter 2007.

Investment Challenge

Far and away, the most consistent and pressing challenge we face at Fiduciary Management revolves around finding new investments for the portfolios.   Between buyouts and stocks reaching valuation targets, there is a constant need for fresh ideas.   Some managers claim there are plenty of attractive new ideas.   We suppose that depends on what one is willing to pay.   Many cyclical companies look cheap on earnings, but may be very expensive if the industry or economic tide recedes.   For example, take Toll Brothers, a large homebuilder.  At the beginning of 2006, the stock looked cheap at 6 times expected 2007 earnings of roughly $5.25.   By the end of the year, the price-to-earnings ratio (P/E) had moved to nearly 18 as the estimate for 2007 cratered from $5.25 to $1.75.   The stock declined nearly 40% by the summer of 2006 before recovering a portion of the loss.   The homebuilders, to include Toll Brothers, are certainly more interesting today at higher multiples than a year ago at lower multiples, but we think the downturn has a long way to go.   It is an area we could revisit later.

Are industrial companies at the peak of their respective cycles?   A number of high-quality industrial companies can be purchased for 14-17 times earnings.   Our struggle here is the same as that illustrated above. Industrial stocks are generating record-high operating net margins (see Chart 3).   It could very well be that industrial cyclical P/E ratios are attractive in the same dangerous way that Toll Brothers was a year ago.   Incidentally, that is one reason we prefer to look at price-to-sales ratios for many types of companies,

particularly cyclical ones.   Take the quintessential broadly diversified industrial company, 3M.   This stock trades at 17 times the latest twelve months’ earnings.   That is actually on the low end of the past decade’s P/E range of 17-30.   While 17 is not a demanding P/E multiple, the price-to-sales ratio is 2.6 times, which is slightly above average from a long-term perspective.

The price-to-sales ratio does not look particularly alarming until one realizes that 3M’s operating margins recently hit a record high 23.1%, nearly 400 basis points higher than the 10-year average and almost 800 basis points above the previous decade’s average.  While 3M can be congratulated for driving the profitability of their business to record levels, we think the low-hanging fruit has been picked.  We believe 3M will do well to maintain their existing margins.   It is more than likely, however, they will fall as the company reinvests in growth.

3M has been restructuring for years and even with significant acquisitions, has only achieved a 4% compound rate of sales growth over the past decade.   Widespread innovation and organic growth has been lacking even while financial engineering has been first-rate.   Now the company faces a long road ahead to rebuild internal growth and frankly, given the new chief executive officer’s track record at Brunswick (24 acquisitions) it does not look like 3M shareholders will see relief any time soon.

We highlight these two situations to help our clients better understand the investment landscape today.   Private equity activity, while a boon to the portfolios in the short run due to takeovers, also complicates the picture.   By changing the capital structure of the acquired companies, aided by relatively low interest rates, private equity pools can afford to pay up for deals.   This helps drive up valuations for public companies.   Our June letter described in depth the valuation picture for the market as it exists today.   Recall that most valuation measures are in the seventh to ninth decile (the tenth being the most expensive).   With stocks generally fully priced and the “cheap” ones quite uninteresting -- as illustrated by Toll Brothers and 3M -- our job is challenging, to say the least.

Market

We call this the Alice-in-Wonderland market, where things appear to be off-center, or even upside-down.   Twenty years ago, private equity buyers usually paid 4-5x EV/EBITDA (enterprise value-to-earnings before interest, taxes, depreciation and amortization), which was typically a 20-25% discount to public market value.   Now private equity sponsors are often paying premiums to public market values, which have escalated into the range of 9-11 times themselves.   Private equity pools and high yield investors, to include hedge funds, instead resuscitate weak companies that should go bankrupt.   The demand for return, by aptly named “yield pigs” in the junk bond arena, has resulted in very narrow spreads (see Chart 4).   Private equity sponsors have been loading target companies with unhealthy leverage, paying themselves huge “dividends” by increasing leverage further and leaving the operating companies with little margin for error.   According to Standard & Poor’s Leveraged Commentary & Data Group, the ratio of debt-to-cash flow escalated from 4.0 in 2002 to 5.7 in 2006.   Recent deals, like the enormous $17.1 billion Harrah’s transaction, have a ratio in excess of 8.0.

HCA and Kinder Morgan both have ratios in excess of 6.   A surprising number of deals, such as the $17.6 billion Freescale Semiconductor transaction, are in cyclical, unpredictable businesses.   Grant’s Interest Rate Observer reports that pro forma the leveraged buyout (LBO), Freescale has $9.5 billion of debt and $5.5 billion of equity.   Interest expense is expected to be $840 million per year, a figure the company barely covered in 2005 and 2006 (EBITDA minus capital expenditures).   In fact, in 2001-2003 Freescale, when part of Motorola, failed to cover its fixed charges and even had negative EBITDA in two of those years.   The Mad Hatter appears to be alive and well indeed.

The extreme leverage aspect of private equity has interesting long-term implications primarily because there is a popular perception that U.S. corporations have never been in better shape financially.   That may indeed be the case for public enterprises, but the private side looks to be far more sketchy.   When a credit crunch unfurls, the ramifications will extend far beyond the world of private equity.   It has been over 15 years since the last real credit cycle.   While it may be hard to imagine lenders saying "no" given the state of easy money today, a weaker economy, combined with some fear, could result in significant stress, escalating defaults and perhaps a pause in the Wall Street securitization machine and credit default swap market.   Indeed, this cyclical behavior would be "normal" when viewed from a historical perspective.   As we have commented several times over the years, the past decade has been abnormal in many ways.   Easy money helped create asset bubbles, first with equities in the late 1990s, and then more recently, in residential real estate.   Innovations from Wall Street, particularly in structured finance, have resulted in a veritable explosion in financial derivatives.   According to the British Bankers’ Association, global credit derivatives have grown from $5 trillion in 2004 to $20 trillion in 2006!   While many of these derivative programs serve real and useful economic purposes, a great number are highly speculative in nature.   It remains to be seen how well all of these highly levered promises will hold up when times are not so sanguine.

We are seeing the first signs of trouble from the mortgage finance arena.   Several sub prime lenders have shut their doors already, leaving their equity holders holding the bag.   Default rates in the sub prime category have risen dramatically, up almost 100% from a year ago (from roughly 4% to 8%).   With home prices falling in many markets and defaults up, some of the leveraged derivative bets are starting to go bad.   We do not anticipate a widespread debacle, unless the economy really goes sour and the unemployment rate escalates meaningfully.   Nevertheless, what is transpiring today is perhaps a harbinger of things to come.

On the corporate side, less-than-investment-grade debt issuance has been enormous.   According to the Wall Street Journal, about $260 billion of new junk bonds were issued in 2006, up from the previous record of $210 billion in 2004.   17% of these were rated CAA or lower (a D rating indicates the bonds are in default) compared to 1990 when 4% were rated this low.    Much of this debt has also been processed through the Wall Street securitization machine, with investors buying the various risk pieces.   After awhile, it is easy to become inured to this activity, even when the dollars involved are mind-boggling.   Investors seem all-too-willing to refinance troubled situations.   It is reminiscent of the late 1980s junk bond phenomenon, where low historical default rates served as the justification for more leverage and dicier deals.   That ended badly and we believe this cycle will too.   Just because risk is "traunched-off" to investors does not mean it is eliminated.   Risk can be spread, but it does not disappear.   The lynchpin of the derivative world is the strength of the counter party.   All of the derivative products depend on the counter party making good on his end of the deal.   In a stressed environment, it is very hard to fathom this happening without significant problems.   We have watched Berkshire's Warren Buffett unwind the derivative position of General Re over the past five years.   Starting with approximately 23,000 derivatives, he has now worked it down below 400, in arguably the most favorable environment you could imagine, yet this endeavor has, so far, cost Berkshire over $400 million.   General Re’s derivative portfolio was, and is, small relative to others.   It is just not logical to assume an orderly exchange when events roil this market.

Strategy

2006 was a remarkable year, primarily from the standpoint that almost everything did pretty well.   Only three of the Dow Stocks were down in 2006 compared to 16 in 2005.   Of the top ten major industry groups tracked by Dow Jones, all were up, with the weakest being health care at plus 5.4%.   Nearly all major investment strategies -- international, small cap, large cap, growth and value -- performed reasonably well in 2006.   There will normally be more variation in the market, and we anticipate a return to more volatility in 2007.   We welcome this, as it is a source of new ideas.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1996-12/31/2006

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1997	29.30	28.36	22.36	142	3.63	$ 698.8	$1,063.0	65.74%
1998	-4.63	-5.35	-2.55	138	2.53	$ 557.5	$1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$1,206.9	$2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$1,486.6	$3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$1,605.8	$3,174.4	50.59%
2006**	18.35	17.79	18.37	147	0.73	$1,606.7	$3,589.0	44.77%

*Benchmark: Russell 2000 Index®

** Returns are subject to reconciliation and verification
Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 09/30/2006. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.5 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. The firm measures dispersion by calculating the standard deviation of asset-weighted returns for accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

INVESTMENT STRATEGY OUTLOOK – LARGE CAP EQUITY
Quarter Ended December 31, 2006

2006 was a year of surprisingly good investment returns. Large Cap client accounts were up approximately 17%, slightly ahead of the benchmark Standard & Poor’s 500 Index. Technology, Commercial Services and Consumer Non-Durables drove sector performance, while Distribution, Communications and Finance lagged. With approximately $3.7 trillion of merger and acquisition activity worldwide in 2006 -- up 38% from 2005 according to Thomson Financial -- and no sign of slowing as 2007 embarks, valuations appear to be stretched. We may trail the benchmark for the near term if these speculative juices flow more freely. Higher multiple sectors and financial stocks tend to perform better when caution takes a breather, and the benchmark S&P 500 is more heavily weighted in these areas. We have learned over the years, however, that the environment can change quickly.   We believe the portfolio is positioned in a prudent manner. One year ago, we ended our letter with the following phrase that bears repeating here:   [we] plan for tough times and hope for good times.

Below we have made some brief comments on the big picture before commenting on investment challenges and the market.

Economy

The economy is certainly slowing from the strong pace of the past five years.   Gross Domestic Product (GDP) growth slowed to 2% in the third quarter of 2006 and the closely-watched Institute for Supply Management (ISM) Index slipped below 50 in November, indicating a contracting manufacturing sector.   Additional interim data seemed to suggest further slowing in the fourth quarter, although the signs are mixed, as usual.   Anecdotally, a large number of companies from a variety of cyclical areas have recently flagged reduced business activity, including Rockwell, Illinois Tool Works, Black & Decker, Caterpillar, Home Depot, Jabil Circuits, FedEx and others.   Most housing markets are seeing significant weakness on a year-over-year basis and automobile production in 2007 appears to be facing its first sub 16 million-unit build since 1998.   At this point, many pundits are saying the current slowdown is a “mid-cycle correction,” yet most economists still have 3% plus real GDP predicted for 2007.

Unemployment remains low, despite the noticeable angst by commentators and the average American, at least if polls are to be believed.   After a fairly long period of relative stagnation, real wages have been growing.   So far, wage growth has not been parlayed into higher inflation.   As we have discussed several times in past letters, international labor arbitrage is likely to keep a lid on U.S. wages for some time.   The Fed’s preferred inflation gauge, the price index for personal consumption expenditure excluding food and energy, shows a 2.2% gain for November on a year-over-year basis, down from 2.4% in October.   While this is still above the 1-2% range the Fed earmarks, it is headed in the right direction.   The Producer Price Index (PPI) has been a lot more volatile, but given the enormous capacity being added in a number of commodities, we do not anticipate continued high raw material prices extending much beyond 2007.   Energy inventories remain very high (see Chart 1) and are not congruent with $60 oil.

Through the end of 2006, consumer spending was a lot healthier than we would have predicted.   Fourth quarter spending looks to be up nearly 4%, according to preliminary Commerce Department figures.   Somebody long ago said never to underestimate the U.S. consumer… at least, not yet!   Still, with a negative savings rate, housing prices flat to down nationwide and home equity cash-outs falling dramatically, we do not see a big push coming from the consumer in 2007.

The 10-Year U.S. Treasury Bond yielded 4.7% at the end of 2006, up modestly (30 basis points) from the beginning of the year.   Viewed over an 80-year time horizon, 4.7% is just slightly higher than the median of 4.25%.   Over the past 50 years, however, 4.7% can be viewed as pretty low compared to the median of 6.34%.   Many interest rate observers are more concerned with the shape of the yield curve (see Chart 2).   Today, we note that short end rates are higher than those further out on the curve, thus we have the so-called inverted yield curve.   The short end of the curve was up over 90 basis points in 2006.   Historically, an inversion of the yield curve has often been a precursor to recession.

We have no idea whether a recession is in store for 2007, although its appearance would come as no surprise.   As you know, our portfolios have been positioned fairly defensively over the past year or two.   This is primarily a function of bottom-up value analysis rather than a top-down call on the economy.   As investors start to increase their worries about the economy, we anticipate seeing better values in the economically sensitive stocks.   These stocks today are quite expensive by historical standards, and many defensive stocks have also performed remarkably well, leaving the landscape pretty well picked over as we enter 2007.

Investment Challenge

Far and away, the most consistent and pressing challenge we face at Fiduciary Management revolves around finding new investments for the portfolios.   Between buyouts and stocks reaching valuation targets, there is a constant need for fresh ideas.   Some managers claim there are plenty of attractive new ideas.   We suppose that depends on what one is willing to pay.   Many cyclical companies look cheap on earnings, but may be very expensive if the industry or economic tide recedes.   For example, take Toll Brothers, a large homebuilder.   At the beginning of 2006, the stock looked cheap at 6 times expected 2007 earnings of roughly $5.25.   By the end of the year, the price-to-earnings ratio (P/E) had moved to nearly 18 as the estimate for 2007 cratered from $5.25 to $1.75.   The stock declined nearly 40% by the summer of 2006 before recovering a portion of the loss.   The homebuilders, to include Toll Brothers, are certainly more interesting today at higher multiples than a year ago at lower multiples, but we think the downturn has a long way to go.   It is an area we could revisit later.

Are industrial companies at the peak of their respective cycles?   A number of high-quality industrial companies can be purchased for 14-17 times earnings.   Our struggle here is the same as that illustrated above. Industrial stocks are generating record-high operating net margins (see Chart 3).   It could very well be that industrial cyclical P/E ratios are attractive in the same dangerous way that Toll Brothers was a year ago.   Incidentally, that is one reason we prefer to look at price-to-sales ratios for many types of companies, particularly cyclical ones.   Take the quintessential broadly diversified industrial company, 3M.   This stock trades at 17 times the latest twelve months’ earnings.   That is actually on the low end of the past decade’s P/E range of 17-30.   While 17 is not a demanding P/E multiple, the price-to-sales ratio is 2.6 times, which is slightly above average from a long-term perspective.

The price-to-sales ratio does not look particularly alarming until one realizes that 3M’s operating margins recently hit a record high 23.1%, nearly 400 basis points higher than the 10-year average and almost 800 basis points above the previous decade’s average.  While 3M can be congratulated for driving the profitability of their business to record levels, we think the low-hanging fruit has been picked.  We believe 3M will do well to maintain their existing margins.   It is more than likely, however, they will fall as the company reinvests in growth.

3M has been restructuring for years and even with significant acquisitions, has only achieved a 4% compound rate of sales growth over the past decade.   Widespread innovation and organic growth has been lacking even while financial engineering has been first-rate.   Now the company faces a long road ahead to rebuild internal growth and frankly, given the new chief executive officer’s track record at Brunswick (24 acquisitions) it does not look like 3M shareholders will see relief any time soon.

We highlight these two situations to help our clients better understand the investment landscape today.   Private equity activity, while a boon to the portfolios in the short run due to takeovers, also complicates the picture.   By changing the capital structure of the acquired companies, aided by relatively low interest rates, private equity pools can afford to pay up for deals.   This helps drive up valuations for public companies.   Our June letter described in depth the valuation picture for the market as it exists today.   Recall that most valuation measures are in the seventh to ninth decile (the tenth being the most expensive).   With stocks generally fully priced and the “cheap” ones quite uninteresting -- as illustrated by Toll Brothers and 3M -- our job is challenging, to say the least.

Market

We call this the Alice-in-Wonderland market, where things appear to be off-center, or even upside-down.   Twenty years ago, private equity buyers usually paid 4-5x EV/EBITDA (enterprise value-to-earnings before interest, taxes, depreciation and amortization), which was typically a 20-25% discount to public market value.   Now private equity sponsors are often paying premiums to public market values, which have escalated into the range of 9-11 times themselves.   Private equity pools and high yield investors, to include hedge funds, instead resuscitate weak companies that should go bankrupt.   The demand for return, by aptly named “yield pigs” in the junk bond arena, has resulted in very narrow spreads (see Chart 4).   Private equity sponsors have been loading target companies with unhealthy leverage, paying themselves huge “dividends” by increasing leverage further and leaving the operating companies with little margin for error.   According to Standard & Poor’s Leveraged Commentary & Data Group, the ratio of debt-to-cash flow escalated from 4.0 in 2002 to 5.7 in 2006.   Recent deals, like the enormous $17.1 billion Harrah’s transaction, have a ratio in excess of 8.0.

HCA and Kinder Morgan both have ratios in excess of 6.   A surprising number of deals, such as the $17.6 billion Freescale Semiconductor transaction, are in cyclical, unpredictable businesses.   Grant’s Interest Rate Observer reports that pro forma the leveraged buyout (LBO), Freescale has $9.5 billion of debt and $5.5 billion of equity.   Interest expense is expected to be $840 million per year, a figure the company barely covered in 2005 and 2006 (EBITDA minus capital expenditures).   In fact, in 2001-2003 Freescale, when part of Motorola, failed to cover its fixed charges and even had negative EBITDA in two of those years.   The Mad Hatter appears to be alive and well indeed.

The extreme leverage aspect of private equity has interesting long-term implications primarily because there is a popular perception that U.S. corporations have never been in better shape financially.   That may indeed be the case for public enterprises, but the private side looks to be far more sketchy.   When a credit crunch unfurls, the ramifications will extend far beyond the world of private equity.   It has been over 15 years since the last real credit cycle.   While it may be hard to imagine lenders saying "no" given the state of easy money today, a weaker economy, combined with some fear, could result in significant stress, escalating defaults and perhaps a pause in the Wall Street securitization machine and credit default swap market.   Indeed, this cyclical behavior would be "normal" when viewed from a historical perspective.   As we have commented several times over the years, the past decade has been abnormal in many ways.   Easy money helped create asset bubbles, first with equities in the late 1990s, and then more recently, in residential real estate.   Innovations from Wall Street, particularly in structured finance, have resulted in a veritable explosion in financial derivatives.   According to the British Bankers’ Association, global credit derivatives have grown from $5 trillion in 2004 to $20 trillion in 2006!   While many of these derivative programs serve real and useful economic purposes, a great number are highly speculative in nature.   It remains to be seen how well all of these highly levered promises will hold up when times are not so sanguine.

We are seeing the first signs of trouble from the mortgage finance arena.   Several sub prime lenders have shut their doors already, leaving their equity holders holding the bag.   Default rates in the sub prime category have risen dramatically, up almost 100% from a year ago (from roughly 4% to 8%).   With home prices falling in many markets and defaults up, some of the leveraged derivative bets are starting to go bad.   We do not anticipate a widespread debacle, unless the economy really goes sour and the unemployment rate escalates meaningfully.   Nevertheless, what is transpiring today is perhaps a harbinger of things to come.

On the corporate side, less-than-investment-grade debt issuance has been enormous.   According to the Wall Street Journal, about $260 billion of new junk bonds were issued in 2006, up from the previous record of $210 billion in 2004.   17% of these were rated CAA or lower (a D rating indicates the bonds are in default) compared to 1990 when 4% were rated this low.    Much of this debt has also been processed through the Wall Street securitization machine, with investors buying the various risk pieces.   After awhile, it is easy to become inured to this activity, even when the dollars involved are mind-boggling.   Investors seem all-too-willing to refinance troubled situations.   It is reminiscent of the late 1980s junk bond phenomenon, where low historical default rates served as the justification for more leverage and dicier deals.   That ended badly and we believe this cycle will too.   Just because risk is "traunched-off" to investors does not mean it is eliminated.   Risk can be spread, but it does not disappear.   The lynchpin of the derivative world is the strength of the counter party.  All of the derivative products depend on the counter party making good on his end of the deal.   In a stressed environment, it is very hard to fathom this happening without significant problems.   We have watched Berkshire's Warren Buffett unwind the derivative position of General Re over the past five years.   Starting with approximately 23,000 derivatives, he has now worked it down below 400, in arguably the most favorable environment you could imagine, yet this endeavor has, so far, cost Berkshire over $400 million.   General Re’s derivative portfolio was, and is, small relative to others.   It is just not logical to assume an orderly exchange when events roil this market.

Strategy

2006 was a remarkable year, primarily from the standpoint that almost everything did pretty well.   Only three of the Dow Stocks were down in 2006 compared to 16 in 2005.   Of the top ten major industry groups tracked by Dow Jones, all were up, with the weakest being health care at plus 5.4%.   Nearly all major investment strategies -- international, small cap, large cap, growth and value -- performed reasonably well in 2006.   There will normally be more variation in the market, and we anticipate a return to more volatility in 2007.   We welcome this, as it is a source of new ideas.

Thank you for your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-12/31/2006

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$192.2	$3,174.4	6.05%
2006**	17.37	17.08	15.80	49	0.30	$490.9	$3,589.0	13.68%

*Benchmark: S&P 500 Index®

** Returns are subject to reconciliation and verification.
Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).
FMI has received a firmwide GIPS verification for the period 12/31/1993 - 09/30/2006. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 09/30/2006.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $3.5 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.
The firm measures dispersion by calculating the standard deviation of asset-weighted returns for accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.
Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.